EXHIBIT 10.1

May 2, 2006

Mr. Charles May
7415 NE 8th Court
Boca Raton, FL 33487

Employment Agreement

Dear Mr. May:

The following sets forth the agreement ("*Agreement*") between Integrated Alarm Services Group, Inc. ("*Company*") and you regarding the terms of your employment with the Company.

1. Titles; Duties; Employment Date.

(a) Effective as of April 24, 2006, you will be employed as a Special Adviser to the Board of Directors of the Company (the "*Board*") and, effective as of June 1, 2006, as acting Chief Executive Officer and President of the Company.

(b) You shall report directly to the Non-Executive Chairman of the Board and to the full Board and shall have all of the duties and responsibilities assigned to such position in accordance with the Company's past practices and By-Laws.

(c) You shall devote substantially all of your business time, attention, skills and efforts exclusively to the business and affairs of the Company. While you are employed by the Company, you agree not to engage in any other employment, occupation, or consulting activity for any direct or indirect remuneration without the prior approval of the Board. This Section 1(c) shall not apply to any positions you currently hold and have previously disclosed to the Company. It is understood that you will a take a reasonable period of time off for such personal matters and vacation as were previously disclosed to the Company.

(d) As part of your duties to the Company, you agree to assist the Board in the Board's search for an individual to serve as permanent Chief Executive Officer. You and the Company acknowledge that it is not the present intent of either party to consider you for the position of permanent Chief Executive Officer of the Company.

2. Salary. The Company shall pay you a base salary at the rate of $35,000 per month, payable in accordance with the Company's normal payroll practices and subject to all applicable income tax and other wage withholding. You will not be eligible to participate in the Company's annual incentive plan, but this sentence shall not preclude the Compensation Committee of the Board from awarding you, in appropriate circumstances, additional incentive compensation based upon your performance with the Company and such other factors as the Compensation Committee may deem relevant.

3. Stock Options. The Company will grant you on April 23, 2006 ("*Grant Date*") a stock option ("*Stock Option*") to purchase (i) 50,000 shares of common stock of the Company at an exercise price per share of $4.25, and (ii)100,000 shares of common stock of the Company at an exercise price per share of $5.25. Your Stock Option shall vest and become non-forfeitable on November 1, 2006, provided that you are in the employ of the Company on that date, and shall become exercisable on the first anniversary of the Grant Date, to the extent then vested. The Option shall automatically vest, to the extent not then vested, if your employment is involuntarily terminated by the Company other than for just cause. The Option shall immediately vest and become fully exercisable, to the extent not then vested and exercisable, upon a "Change in Control" of the Company, as such term is defined in the Company's 2004 Stock Incentive Plan. Your Stock Option, once vested, shall remain exercisable until the third anniversary of the Grant Date, except that, notwithstanding the above, your Stock Option shall be forfeited immediately (whether or not vested) if your employment with the Company is terminated for just cause. The Stock Option shall otherwise be subject to the terms of the 2004 Stock Incentive Plan and the Company's form of option agreement.

4. Termination.

(a) You or the Company may terminate your employment on 30 days' prior written notice. If the Company terminates your employment other than for just cause and you continue to work through the end of the notice period, the Company will pay you within 15 days following your last day of employment an additional lump sum payment equal to one month's salary. No other severance amounts will be payable to you in connection with your termination of employment.

(b) The Company shall have the right to terminate your employment immediately for "just cause," in which case no severance or other amounts will be payable to you in connection with such termination.

(c) Except for the requirement to give 30 days' advance notice of your termination of employment under Section 4(a), you shall be an "at will" employee of the Company.

5. Business Expenses. The Company shall reimburse you upon presentation by you of appropriate documentation, in accordance with the Company's regular practices, for business expenses reasonably incurred by you in connection with the performance of your duties as an officer and an employee of the Company.

6. Indemnification. The Company shall (i) indemnify, defend and hold you harmless, to the full extent permitted under applicable law and the By-Laws of the Company, for, from and against any and all losses, claims, costs, expenses, damages, liabilities or actions (including security holder actions) related to or arising out of your employment with and service as an officer of the Company and (ii) pay as incurred all reasonable costs, expense and attorneys' fees incurred by you in connection with or relating to the defense of any such losses, claims, costs, expenses, damages, liabilities or actions or the enforcement of any indemnification right hereunder.

7. Confidentiality. You recognize that the services you perform for the Company are special, unique and extraordinary in that you may acquire confidential information and trade secrets concerning the operations of the Company, the use or disclosure of which could cause the Company substantial loss and damages which could not be readily calculated, and for which no remedy at law would be adequate. Accordingly, you covenant and agree with the Company that you will not at any time except in performance of your obligations to the Company hereunder or with the prior written consent of the Board, disclose any secret or confidential information that you may learn by reason of your association with the Company, except as required by law.

8 Your Representation. You hereby represent and warrant to the Company that the execution and delivery by you of this Agreement to the Company and your performance of your obligations hereunder will not breach the terms of any contract, agreement or understanding to which you are a party, including any covenant not to compete against any prior employer, and you acknowledge and agree that a breach of this representation by you shall render this Agreement void *ab initio* and without force and effect.

9. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of New York applicable to contracts entered into and performed in such state.

* * * * *

If this letter sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter, which will then constitute a legal binding obligation between us.

INTEGRATED ALARM SERVICE GROUP, INC.

By: /s/ John W. Mabry
Title: Director

Acknowledged and agreed
as of the day and year first set forth above.

/s/ Charles T. May

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